Exhibit 99.1

H World Group Limited Announces the Change of Chief Financial Officer

SHANGHAI, China, December 2, 2022 (GLOBE NEWSWIRE) – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World” or the “Company”), a key player in the global hotel industry, today announced that Ms. Hui Chen will step down as the chief financial officer of the Company, effective immediately. Ms. Jihong He, the Company’s chief executive officer for international business, has been appointed as the chief financial officer of the Company, effective immediately.

Ms. He joined the Company in October 2021. Prior to joining the Company, Ms. He was the Chief Corporate Strategy Officer and CEO of Data Center of CapitaLand (SGX: C31) from July 2019 to August 2021. Prior to that, she worked with Temasek, including serving as a director and a managing director, successively, of Temasek International from July 2013 to March 2018, and as the chief strategy officer and chief investment officer of Ascendas-Singbridge, a Temasek portfolio company, from June 2015 and June 2019. Prior to that, she worked for Roland Berger Strategy Consultants (“Roland Berger”), with the latest position as a principal and a member of the Asia Leadership Team. Before joining Roland Berger, Ms. He worked as a senior manager in global investments & terminal operations at Fraport AG from January 2002 to August 2005. She started her career as a product manager of the global marketing chemicals division at BASF SE in Germany in 1997. Ms. He obtained her MBA degree from the University of British Columbia in Canada.

Mr. Hui Jin, the Company’s chief executive officer, commented, “Ms. He has rich experience in international business operations. I have full confidence in her, and believe that, with her experience and expertise, she will be a strong leader for H World in its next chapter of growth. I would also like to thank Ms. Hui Chen on behalf of the Company for her strong loyalty and commitment to the Company and significant contributions to the Company as the chief financial officer.”

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of September 30, 2022, H World operated 8,402 hotels with 797,489 rooms in operation in 17 countries. H World’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of September 30, 2022, H World operated 13 percent of its hotel rooms under the lease and ownership model, and 87 percent under manachise and franchise models.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release, including the management’s quote, contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information

Investor Relations

Tel: 86 (21) 6195 9561

Email: ir@hworld.com

http://ir.hworld.com

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